Exhibit 23.4

Consent of Independent Valuation Advisor

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Properties” in the Registration Statement on Form S-11 of RREEF Property Trust, Inc. (the “Company”), to be filed on the date hereof, and in the prospectus to be included therein (the “Prospectus”), and (2) the disclosure on page 88 of the Prospectus, that the amounts presented under “Our Real Estate and Real Estate Equity Securities Portfolio—Real Estate Investment Portfolio—Valuation of Properties” represent the estimated market values of the Company’s real properties as of the date presented.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
New York, New York

December 23, 2015